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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-051359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Washington Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6935 Wisconsin Avenue, Ste 510

(No. and Street)

Chevy Chase	MD	20815
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group

(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Morgan Doherty~~ JAMES R. JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Washington Securities Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

James R Johnson
Signature

President
Title

MDoherty 2/28/20 commission expires: 10/3/22
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN MAE DOHERTY
NOTARY PUBLIC
MONTGOMERY COUNTY, MD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Washington Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Washington Securities Corporation as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Washington Securities Corporation as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Washington Securities Corporation's management. Our responsibility is to express an opinion on Washington Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Washington Securities Corporation in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Washington Securities Corporation's auditor since 2015.

Kennett Square, Pennsylvania
February 28, 2020

Washington Securities Corporation
Statement of Financial Condition
December 31, 2019

Assets	
Cash and Cash Equivalents	59,240
Accounts Receivable	21,626
Other Current Assets	3,500
Clearing Deposit	50,000
Other Assets	7,957
Total Assets	142,323
Liabilities & Stockholder Equity	
Liabilities	
Commissions Payable	15,355
Accounts Payable & Other Accrued Liabilities	29,855
Total Liabilities	45,210
Stockholders' Equity	
Common Stock ($1.00 par value, 2000 shares authorized - 600 issued & outstanding)	600
Additional paid in capital	50,400
Retained Earnings	46,113
Total Stockholders' Equity	97,113
Total Liabilities & Stockholder' Equity	142,323

See accompanying notes to Financial Statements

NOTE 1 – ORGANIZATION

Washington Securities Corporation (The Company), was formed for the purpose of operating a broker-dealer in securities. The Corporation is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions and related commissions, from the sale of equity securities, corporate bonds, municipal bonds, unit trusts, insurance securities, options, and mutual funds, are recognized on a trade date basis. 12b1 fees, from the sales of mutual funds, arrive quarterly and are recognized on the anniversary date of that particular funds' investment schedule. Credit/debit balance rebates are recognized monthly and are based on interest rates tied to account balances at RBC. The company adopted accounting standard ASC 606, which did not have a material impact on the company.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the company considers all highly liquid instruments with original maturities with three months or less to be cash equivalents.

Income Taxes – The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on the enacted tax law and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the differed income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not"

sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year. In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

Commencing January 1, 2016, Washington Securities elected to be treated as a Sub Chapter S Corporation. Therefore, there is no tax liability direct to corporation, and the tax liability is passed through to stockholders.

NOTE 3 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1, Level 2, Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 7,957	$ -	$ -	$ 7,957

WASHINGTON SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 4 – RELATED PARTY TRANSACTIONS

N/A

NOTE 5 – LEASE AGREEMENTS

The Company holds one lease agreement for a printer/copier with RICOH USA, Inc., owned by GE Capital. On April 28th, 2015 the Company signed a 4-year lease agreement through April 27th, 2019. The equipment rental is billed monthly, and the cost of black&white/color pages is billed quarterly. In May, our contract shifted month-to-month. The following shows the amount before and after:

January 1st -April 27th 2019	$1,099.36
April 27th -December 31st 2019	$1,833.84

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $90,404 which was $85,404 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .50 to 1.

NOTE 7 – OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers, and clears all its customer transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 30, 2020, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on financial statements.

SCHEDULE III

WASHINGTON SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

STATEMENT RELATING TO REQUIREMENTS OF RULE 17A-5(D)(4)

There were no differences existing between the computations of net capital under rule 15c3-1 in this report and such computations in the respondents' most recent unaudited filings.